Exhibit 12.1

BNSF RAILWAY COMPANY and SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions, except ratio amounts)
(Unaudited)

	Three Months Ended March 31,
	2009	2008

Earnings:

Income before income taxes	$616	$857

Add:
Interest and other fixed charges, excluding capitalized interest	42	27

Reasonable approximation of portion of rent under long-term operating leases
representative of an interest factor	69	70

Distributed income of investees accounted for under the equity method	2	1

Amortization of capitalized interest	1	1

Less: Equity in earnings of investments accounted for
under the equity method	1	2

Total earnings available for fixed charges	$729	$954

Fixed charges:

Interest and fixed charges	$46	$32

Reasonable approximation of portion of rent under long-term operating leases
representative of an interest factor	69	70

Total fixed charges	$115	$102

Ratio of earnings to fixed charges	6.34x	9.35x

E-2
Form 10-Q